UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File Number 1-12718

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HEALTH NET, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEALTH NET, INC.

21650 OXNARD STREET

WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Health Net, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Health Net, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE, LLP

Los Angeles, California

June 18, 2010

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Participant-directed investments, at fair value:
Common stock—Health Net, Inc.	$9,836,632	$3,957,619
Common collective trust funds	132,239,496	107,032,261
Mutual funds	287,139,808	204,447,796
Loans to participants	12,342,906	11,441,244

Total investments	441,558,842	326,878,920

Receivables:
Employer contributions	900,000	1,121,777
Participant contributions	—	2,470

Total receivables	900,000	1,124,247

Net assets available for benefits at fair value	442,458,842	328,003,167

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,107,437)	4,262,234

Net assets available for benefits	$439,351,405	$332,265,401

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Investment income:
Net appreciation in fair value of investments	$77,295,006
Interest	4,627,890
Dividends	3,198,372

Net investment income	85,121,268

Contribution additions:
Participant	37,826,895
Employer	17,925,355

Total contribution additions	55,752,250

Deductions from net assets attributed to:
Benefits paid to participants	(33,787,009)
Other expenses	(505)

Total deductions	(33,787,514)

Increase in net assets	107,086,004

Net assets available for benefits:
Beginning of year	332,265,401

End of year	$439,351,405

See accompanying notes to financial statements.

HEALTH NET, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008,

AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The Health Net, Inc. 401(k) Savings Plan (the “Plan”) enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the “Plan Description”) for more complete information.

General—The Plan is a defined contribution plan covering substantially all associates of Health Net, Inc. (the “Company”). Associates who are scheduled to work at least 20 hours per week or perform 1,000 hours of service per year are eligible to participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company has oversight and control of the operations and administration of the Plan. In accordance with the terms of the Plan, a Compensation and Benefits Committee comprised of management of the Company has been established to administer the Plan. Mercer Trust Company is the trustee and Mercer HR Services, LLC is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company is the sponsor (the “Plan Sponsor”) and administrator (the “Plan Administrator”) of the Plan.

Contributions—Eligible participants can elect a pretax contribution rate from 1 to 30 percent of their compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the “IRC”). The Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. The Company may also make discretionary and profit sharing contributions. During the 2009 plan year, the Company did not make any such discretionary or profit sharing contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of the Company’s discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting—All associates of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Company matching contributions made on or after January 1, 2006 are 100 percent vested. Prior to 2006, vesting in employer contributions and any corresponding investment earnings were based on years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation §1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates.

In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.

Investment Options—Participants can direct their contributions into one or more common collective trust funds or mutual funds that have been selected as investment options for plan participants as well as the common stock of the Company. The common stock of the Company is available to all participants except those whose compensation is determined by the Compensation Committee of the Board of Directors of the Company. As of June 30, 2009, the Hotchkis and Wiley Large Cap Value Fund was frozen to new contributions, and effective July 1, 2009, the Vanguard Value Index Fund Investor Shares was added as a new investment option.

Benefits—Benefits are distributable from plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of plan assets. After termination of employment and on the earlier of distribution or a five-year break in service, the unvested portion of employer contributions and investment earnings thereon are forfeited by the participant and can be used to reduce future employer contributions. Terminated participants with account balances less than $1,000 are required to take distributions of their accounts.

Forfeited Accounts—As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $144,990 and $258,994, respectively. These amounts are used to reduce future employer contributions in the years following the forfeiture accruals. For the year ended 2009, employer contributions were reduced by $207,161 due to forfeited nonvested accounts.

Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant’s account, bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month, and generally must be repaid within five years. The weighted average interest rate for loans outstanding as of December 31, 2009 was 4.82 percent. Principal and interest are paid ratably through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). A participant may not have more than one outstanding loan at any given time.

Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan invests in various investment instruments, including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. The units of common collective trust funds are stated at fair value, which is estimated using net asset value per share as determined by the issuer of the funds and are generally based on the fair market value of the underlying investments. Underlying investments in investment contracts within common collective trust funds are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balance, which approximates fair value.

The Putnam Stable Value Fund invests primarily in guaranteed investment contracts or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Contract value represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits present the stable value fund at fair value within “common collective trust funds,” and includes an additional line item representing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Activity related to the investment contracts is therefore presented in the statement of changes in net assets available for benefits on a contract value basis.

Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest paid on the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2009 and 2008 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

Administrative and Other Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as described in the Plan Description. For the year ended December 31, 2009, there were no administrative expenses paid by the Plan. Other expenses include fees for excessive trading as defined in certain investment fund prospectuses or brokerage fees and are paid by individual participants engaged in such trading.

New Accounting Pronouncements—In 2009, the Plan adopted accounting standards updates which required additional disclosures, including disclosures related to investments valued using a net asset value (“NAV”) as a practical expedient and enhanced disclosures related to assets and liabilities measured at fair value. These additional disclosures are included in Notes 3 and 5. The adoption of these accounting standards updates had no impact on the Plan’s statements of net assets available for benefits as of December 31, 2009 and 2008, and the Plan’s statement of changes in net assets available for benefits for the year ended December 31, 2009.

The Plan is currently assessing the impact of adopting Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2010-06 on the financial statements. In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures-Overall, to improve disclosures about fair value measurements. This ASU requires new disclosures about significant transfers in and out of Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements in Level 3 on a gross basis rather than net and clarification of existing fair value disclosures. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

3.	FAIR VALUE MEASUREMENTS

Assets recorded at fair value in the statement of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.

Investments measured and reported at fair value using Level inputs are classified and disclosed in one of the following categories:

Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.

Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of other valuation methodologies.

Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following tables present information about the Plan’s investment assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by management to determine such fair value as of December 31, 2009 and 2008.

	Fair Value Measurements at December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. – healthcare	$9,836,632	$—	$—	$9,836,632
Mutual funds:
Asset allocation	77,818,697	—	—	77,818,697
Blend	57,753,097	—	—	57,753,097
Capital preservation – government bonds	80,351	—	—	80,351
Growth – domestic mid/large cap equities	54,697,511	—	—	54,697,511
Income – corporate and government bonds, asset-backed securities	42,445,867	—	—	42,445,867
Value – domestic large/small cap equities	54,254,274	—	—	54,254,274
Other	90,011	—	—	90,011

Total mutual funds	287,139,808	—	—	287,139,808
Common collective trust funds:
S&P 500 Index (securities lending)	—	57,283,815	—	57,283,815
Stable value	—	—	74,955,681	74,955,681

Total common collective trust funds	—	57,283,815	74,955,681	132,239,496
Participant loans	—	—	12,342,906	12,342,906

Total investments	$296,976,440	$57,283,815	$87,298,587	$441,558,842

	Fair Value Measurements at December 31, 2008
	Level 1	Level 3	Total
Common stock – Health Net, Inc.	$3,957,619	$—	$3,957,619
Mutual funds	204,447,796	—	204,447,796
Common collective trust funds	—	107,032,261	107,032,261
Participant loans	—	11,441,244	11,441,244

Total investments	$208,405,415	$118,473,505	$326,878,920

The Plan had no Level 2 investment assets as of December 31, 2008.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Common Collective Trust Funds	Participant Loans	Total
Beginning balance — January 1, 2009	$107,032,261	$11,441,244	$118,473,505
Net realized loss	(3,742,574)	—	(3,742,574)
Change in unrealized appreciation	15,796,801	—	15,796,801
Net purchases	13,153,008	901,662	14,054,670
Transfer from Level 3 to Level 2	(57,283,815)	—	(57,283,815)

Ending balance — December 31, 2009	$74,955,681	$12,342,906	$87,298,587

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Davis New York Venture Fund	$40,442,838	$31,837,875
Europacific Growth Fund	47,214,223	33,371,191
Harbor Mid Cap Growth Fund	40,983,228	31,654,372
PIMCO Total Return Fund	36,457,244	29,364,290
*Putnam Stable Value Fund, at contract value	71,848,244	65,846,339
SSgA S&P 500 Index Securities Lending Series Fund	57,283,815	45,448,156
T. Rowe Price Retirement 2020 Fund	24,183,551	—
T. Rowe Price Retirement 2030 Fund	23,915,972	—

*	Investment held by a permitted party-in-interest (see Note 7).

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

*Common stock—Health Net, Inc.	$4,995,442
Common collective trust funds	12,054,227
Mutual funds	60,245,337

Total net appreciation in fair value of investments	$77,295,006

*	Investment held by a permitted party-in-interest (see Note 7).

5.	NET ASSET VALUE PER SHARE

The following table sets forth a summary of the Plan’s investments for which fair value is estimated using the NAV per share as of December 31, 2009:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
S&P 500 Index (securities lending) (a)	$57,283,815	$—	Immediate	None	None
Stable value (b)	74,955,681	—	Immediate	None	None

Total	$132,239,496	$—

(a)	The S&P 500 Index (securities lending) fund’s strategy is to match, as closely as possible, the return of the S&P 500 Index, regardless of market conditions. This fund participates in a securities lending program maintained by the fund’s manager.
(b)	The stable value fund’s strategies seek to invest primarily in guaranteed investment contracts, security-backed investments contracts, separate accounts issued or wrapped by issuance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments or other similar short-term investments. The fund seeks to provide a fixed income yield with minimal market-related risk through investing in a variety of guaranteed investment contracts, security-backed investments contracts, and money market instruments. See Note 2 for more information on the stable value fund.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated May 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the IRC (see Note 10). The Company also believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and common collective trust funds issued by Putnam Investments, LLC, which is a subsidiary of Marsh & McLennan Companies, Inc. Mercer Trust Company, which is also a subsidiary of Marsh & McLennan Companies, Inc. is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

In addition, transactions in the Company’s common stock, which is offered to certain participants as a Plan investment option, qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 422,354 and 363,418 shares, respectively, of common stock of the Company, the sponsoring employer, with fair values of $9,836,632 and $3,957,619, respectively. During the year ended December 31, 2009, the Plan recorded no dividend income related to its investment in the Company’s common stock. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports Plan financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$439,351,405	$332,265,401
Employer contributions receivable	(900,000)	(1,121,777)
Participant contributions receivable	—	(2,470)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,107,437	(4,262,234)

Net assets per the Form 5500	$441,558,842	$326,878,920

The following is a reconciliation of contributions received from employers and participants and the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2009:

Contributions per the financial statements		$55,752,250
Add:	Employer contributions receivable at December 31, 2008	1,121,777
	Participant contributions receivable at December 31, 2008	2,470
Less:	Employer contributions receivable at December 31, 2009	(900,000)

Total contributions per the Form 5500		$55,976,497

Increase in net assets per financial statements		$107,086,004
Add:	Employer contributions receivable at December 31, 2008	1,121,777
	Participant contributions receivable at December 31, 2008	2,470
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008		4,262,234
Less:	Employer contributions receivable at December 31, 2009	(900,000)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009		3,107,437

Net income per the Form 5500		$114,679,922

10.	SUBSEQUENT EVENT

Previously adopted Plan amendments were filed as part of the process to obtain a new favorable determination letter in January 2009. The Plan obtained its latest determination letter dated May 26, 2010 (see Note 6). The IRS has approved the amendment and it was adopted by the Company on June 8, 2010.

* * * * * *

SUPPLEMENTAL SCHEDULE

HEALTH NET, INC.

401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost		(e) Current Value
	Mutual Funds
	American Funds	Europacific Growth Fund	*	*	$47,214,223
	Davis Distributors, LLC	Davis New York Venture Fund	*	*	40,442,838
	Evergreen	Small Cap Value Fund	*	*	9,808,996
	Federated	Federated Prime Money Market Fund	*	*	80,351
	Harbor Funds Distributors, Inc.	Harbor Mid Cap Growth Fund	*	*	40,983,228
*	Mercer Trust Company	Brokerage Securities	*	*	90,011
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	*	*	36,457,244
	PIMCO Funds Distributors LLC	Allianz RCM Large Cap Growth Fund	*	*	13,714,283
	Princor Financial Services Corp.	Principal Investors Small Cap Value Fund	*	*	1,917,869
	Quasar Distributors, LLC	Hotchkis & Wiley Large Cap Value Fund Institutional	*	*	1,471,820
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	*	*	12,784,415
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	*	*	24,183,551
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	*	*	23,915,972
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	*	*	13,992,117
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Fund	*	*	2,942,642
	Vanguard	Inflation Protected Securities Fund	*	*	5,988,623
	Vanguard	Mid Cap Index Fund	*	*	3,779,091
	Vanguard	Small Cap Index Fund Institutional	*	*	6,759,783
	Vanguard	Value Index Fund Investor Shares	*	*	612,751

					287,139,808
	Common Collective Trust Funds
*	Putnam Investments, LLC	Putnam Stable Value Fund, at fair value	*	*	74,955,681
	State Street Bank and Trust Company	SSgA S&P 500 Index Securities Lending Series Fund	*	*	57,283,815

					132,239,496
	Health Net, Inc. Common Stock
*	Health Net, Inc.	422,354 shares of Health Net, Inc. common stock	*	*	9,836,632
	Loans Receivable from Participants
*	Plan participants	Loans to participants are secured by participant’s account, have terms generally of up to five years, with maturity dates through December 2024 and bear interest ranging from 3.25% to 9.5%.			12,342,906

	Total investments				$441,558,842

*	Investment held by a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k ) SAVINGS PLAN

June 18, 2010	/s/ Joseph C. Capezza
Joseph C. Capezza Chief Financial Officer of Health Net, Inc. (the Plan’s sponsor) and Member of the Health Net, Inc. Compensation and Benefits Committee (the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche, LLP